

Mail Stop 3720

June 18, 2009

Via U.S. Mail and facsimile to (201) 996-9144

Ned Mavrommatis
Chief Financial Officer
I.D. Systems, Inc.
One University Plaza
Hackensack, NJ 07601

      Re: I.D. Systems, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2008
           Filed March 16, 2009
           And Documents Incorporated by Reference
           File No. 001-15087

Dear Mr. Mavrommatis:

      We have reviewed your response letter filed June 17, 2009 and have the following comments. You should comply with these comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation

      We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement filed April 30, 2009

Executive Compensation, page 17

Grants of Plan-Based Awards, page 24

1. We have considered your response to comment three from our letter dated June 3, 2009. Please tell us how you calculate each financial performance objective. Explain whether the revenue and gross margin targets consist of financial-

statement line items, non-GAAP measures derived from financial-statement line items or other publicly-disclosed figures. Please provide further analysis as to why disclosure of such financial targets for the last fiscal year would cause you competitive harm when disclosure of the performance targets will occur after the actual company revenue and gross profit have been disclosed in your Form 10-K. In addition, we note that much of the insight that you argue disclosure of these targets will afford competitors seems to be important trend and management strategy information that is required to be disclosed in management's discussion and analysis of financial condition and results of operation. Therefore, please either provide us with the additional analyses we are requesting herein or disclose the performance targets and threshold levels that must be reached for payment to each executive in future filings. Refer to Item 402(b)(2)(v) of Regulation S-K.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jessica Plowgian, Staff Attorney, at (202) 551-3367, or me at (202) 551-3257 with any other questions.

Sincerely,

/s
Celeste M. Murphy
Legal Branch Chief